ZKGC New Energy Ltd.

12 Xinxiangdi Jiari

Laocheng Town, Chengmai County, Hainan Province 571924

People’s Republic of China

April 18, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Patrick Fullem
Geoffrey Kruczek
Dale Welcome
Kevin Stertzel

Re: ZKGC New Energy Ltd

Amendment No. 1 to Registration Statement on Form F-1

Filed March 15, 2022

File No. 333-262334

Ladies and Gentlemen,

ZKGC New Energy Ltd. (“ZKGC Cayman”) submits this letter in connection with the Company’s filing today of Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form F-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated March 31, 2022 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 1 to Registration Statement on Form F-1 filed March 15, 2022

Cover Page

1. We note your response to prior comment 3. Please disclose how recent statements and regulatory actions by China’s government relating to the use of variable interest entities has or may impact the company’s ability to conduct its business, accept foreign investment, or list on a U.S. or other foreign exchange. Please also delete the term “fully” from your disclosure.

Response to Comment 1

As requested, we have expanded on the prospectus cover the discussion of China’s regulation of variable interest entities by adding the following text:

In December 2021 the China Securities Regulatory Commission (“CSRC”) proposed rules (the “Draft Rules”) that, if they become effective, would require Chinese business to register with the CSRC before pursuing a securities listing outside China. Shortly thereafter China’s National Development and Reform Commission (“NDRC”) declared that China would regulate offshore listings by companies engaged in the “Prohibited Industries” (such as value-added telecommunications) in which foreign ownership is prohibited and the use of the VIE structure is common. These announcements may indicate China’s acceptance of the legitimacy of the VIE structure in general, but they also indicate the intention of the Chinese government to increase its regulation of offshore investment in company’s utilizing the VIE structure to participate in Prohibited Industries, such as ZKGC Cayman is doing. The NDRC announcement, in particular, suggests that the agency will scrutinize offshore listings by VIE-structured enterprises in light of the intention of the Prohibited Industries regulations, which may result in denial of authority for some or all such issuers to accept foreign investment.

We do not know when or if the CSRC regulations will be adopted; if they are not adopted until after we have achieved a U.S. listing for our Ordinary Shares, we expect that our offering will be exempt from the regulations, as the Draft Rules are designed to be forward-looking only. Nevertheless, future securities offerings by Cayman ZKGC would be subject to the regulations described in the Draft Rules, if adopted, which could prevent Cayman ZKGC from using funds secured in offshore offerings to fund the operations of Hainan ZKGC. In addition, the risk of further regulation by the Chinese government of Chinese companies using VIE relationships while operating in Prohibited Industries may cause U.S. exchanges and trading platforms to refuse listings to the offshore companies in such arrangement, such as ZKGC Cayman.

As requested, the word “fully” is nowhere used in connection with the discussion of the legality of the VIE structure or implications of the uncertainty in that regard.

2. We note your response to prior comment 4. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

Response to Comment 2

We have reviewed the prospectus and eliminated any use of “we” or “our” when describing activities or functions of the VIE,

3. We note your response to prior comment 5 and reissue in part. Disclose your intention to distribute earnings or settle amounts owed under the VIE agreements and explain clearly how cash may be transferred, such as through loans, dividends or capital contributions. We also note no funds have been transferred from ZKGC Cayman to Zhongke WFOE or from Zhongke WFOE to ZKGC Cayman. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response to Comment 3

As requested, we have modified and enhanced the text on the prospectus cover titled “Risks Related to Cash Flows Between ZKGC Cayman and Hainan ZKGC” thus:

The Exclusive Business Cooperation Agreement between Zhongke WFOE and Hainan ZKGC provides that on a quarterly basis Hainan ZKGC will pay to Zhongke WFOE a fee equal to the net income of Hainan ZKGC for the preceding quarter. However, the same agreement also says that the quarterly fee payable may be reduced to assure that Hainan ZKGC has sufficient capital to implement its business plan. In reliance on that latter provision, Hainan ZKGC has, to date, paid nothing to Zhongke WFOE. The business plan of Hainan ZKGC aims for a leading position in the Chinese market for charging stations. Accomplishment of that goal will depend, in large part, on the availability of capital to finance new installations. Our expectation, therefore, is that for the foreseeable future the net income generated by the operations of Hainan ZKGC will be needed to fund the expansion of those operations. Payments of the fee mandated by the Exclusive Business Cooperation Agreement are, therefore, unlikely to occur during the next several years, as the fee obligation will be accrued as a debt from Hainan ZKGC to Zhongke WFOE. Only when the market for charging stations has matured and only if Hainan ZKGC is then enjoying cash reserves in excess of that useful for growth, will Hainan ZKGC be likely to distribute earnings by settling its account payable to Zhongke WFOE.

To date, no funds have been transferred from Hainan ZKGC to Zhongke WFOE or from Zhongke WFOE to ZKGC Cayman or its subsidiary or its shareholders. Even when circumstances would make it reasonable for Hainan ZKGC to make distributions to Zhongke WFOE, it is not certain that government regulations will permit Hainan ZKGC to make such distributions. In general, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implement capital control measures that severely restrict the flow of cash into and out of China. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subject to tightened scrutiny in the future. The situation is exacerbated by the uncertainty regarding the legality of the VIE contracts between Zhongke WFOE and Hainan ZKGC, which suggests that we may experience difficulties in completing the administrative procedures necessary to allow Hainan ZKGC to distribute funds to Zhongke WFOE and for Zhongke WFOE to distribute to ZKGC Cayman any funds received from Hainan ZKGC. It may be impossible, therefore, for ZKGC Cayman (and, therefore, its shareholders) to realize any benefit from the operations of its VIE.

If it should occur in the future that we wish to use funds raised in the capital markets by ZKGC Cayman to fund the operations of Hainan ZKGC, we will in that situation also have to comply with Chinese government regulation of the inflow and outflow of funds. Loans originating offshore are regulated by Chinese authorities, which require registration of the loan by the parties. Again, due to the uncertainty as to whether the VIE relationship between Zhongke WFOE and Hainan ZKGC will be considered legitimate by the Chinese authorities, there is a significant possibility that those authorities will refuse to allow capital raised by ZKGC Cayman to be contributed to Zhongke WFOE for the purpose of making loans to Hainan ZKGC and a similar risk that the authorities may not permit Zhongke WFOE to loan money to Hainan ZKGC. In either event, the injury to the business plan of Hainan ZKGC would be considerable, as Hainan ZKGC has based its business plan on the expectation of receiving funds raised by ZKGC Cayman in capital markets outside China.

Please see “Risk Factors: Risks Related to Doing Business in China” on page 16 for further information. Please refer also to the Condensed Consolidating Financial Schedules starting on page 7 and to the Consolidated Financial Statements commencing on page F-1.

4. We note your response to prior comment 2. Please revise to clarify that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response to Comment 4

As requested, on the second page of the prospectus cover we have added the following disclosure:

Greatest among the risks is the significant possibility that the Chinese government or its judiciary could decide that the VIE structure violates Chinese laws and policies and is, therefore, unenforceable. Such a decision would remove most of the value the Ordinary Shares being offered by the prospectus. If no replacement relationship were formed between Cayman ZKGC and Hainan ZKGC, Cayman ZKGC would have no source of revenue and would become, effectively, worthless.

Prospectus Summary, page 1

5. We note your response to prior comment 6 and reissue that comment. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Also, we note the diagram of the corporate structure on pages 1 and 23. Please revise the diagram to clearly indicate you do not have control or ownership of the VIE.

Response to Comment 5

As requested, we have expanded the discussion of the VIE relationship at page 30 thus:

The contracts among Zhongke WFOE, Hainan ZKGC and Liao Jinqi, the owner of Hainan ZKGC, contain the following specific provisions that are relevant to the determination that Hainan ZKGC is a variable interest entity with respect to Zhongke WFOE:

Exclusive Business Cooperation Agreement. In this agreement, Hainan ZKGC appointed Zhongke WFOE as its exclusive service provider with respect to “comprehensive marketing services, management consultation services, technical support and other services” specifically related to the construction and marketing of charging stations. The parties further agreed that Zhongke WFOE will license to Hainan ZKGC intellectual property related to the charging station business. Zhongke WFOE further covenanted to provide Hainan ZKGC such funding as it will require for its operations, with the understanding that Zhongke WFOE has the discretion to decide if and when Hainan ZKGC should abandon its business. In exchange for these covenants, Hainan ZKGC agreed to pay a fee to Zhongke WFOE equal to the gross profit realized by Hainan ZKGC less and loss incurred by Hainan ZKGC.

Equity Interest Pledge Agreement. In this agreement, Liao Jinqi pledged his ownership interest in Hainan ZKGC to secure the obligations of Hainan ZKGC under the Exclusive Business Cooperation Agreement.

Exclusive Option Agreement. In this agreement, Liao Jinqi granted to Zhongke WFOE an option to purchase all of the equity interest in Hainan ZKGC for the lowest price that the PRC government will permit. Mr. Liao also covenanted that no change would be made to the governing instruments of Hainan ZKGC, its debt structure, or its material contracts without the approval of Zhongke WFOE.

In sum, these contracts promise that Zhongke WFOE will realize substantially all of the benefits and losses resulting from the business operations of the VIE, and will have control over the operations carried on in China. (A detailed summary of the terms of the VIE contracts may be found in the section titled “Our Corporate Structure” at page 28.) Section 810-10-25-43 of the Accounting Standards Codification characterizes the controlling entity in such a relationship as the “Principal Beneficiary” of the VIE, and the ASC requires that the Principal Beneficiary consolidate the balance sheet and financial results of the VIE in the financial statements of the Principal Beneficiary. Since ZKGC Cayman consolidates Zhongke WFOE, its wholly-owned subsidiary, in its financial statements, our consolidated financial statements reflect the consolidation of the VIE as well.

However, for reasons described in the section of this prospectus titled “Risk Factors: Risks Related to our VIE Structure”, Zhongke WFOE may not be able to exercise the control promised by the VIE contracts and we may not realize the benefits resulting from the business operations of the VIE. In the worst case, we may find that we are unable to consolidate the financial results of the VIE with the financial statements of ZKGC Cayman if the Chinese government or judicial system determine that the relationship we created between Zhongke WFOE and Hainan ZKGC violates Chinese law or policy, a determination that would likely eliminate Zhongke WFOE’s control over Hainan ZKGC and so terminate its status as Primary Beneficiary.

In general, investment in an entity whose equity value depends on contractual arrangements governed by the laws of the PRC is less advantageous to the investor than investment in an entity that has legal ownership of the assets on which the business of the entity depends. An investor who purchases the Ordinary Shares issued by ZKGC Cayman has no voting interest or other rights with respect to the entity that will carry on the business from which the investor hopes to realize a gain. The specific risks of depending on a VIE relationship with a Chinese entity include the following:

●	The courts in China have not determined whether the VIE contracts are enforceable. If the courts determine that VIE contracts such as those between Zhongke WFOE and Hainan ZKGC are not enforceable in China, the value of our Ordinary Shares would be severely reduced.

●	The reason for using the VIE relationship is that Chinese law prevents direct ownership of a company engaged in the business described in this prospectus. This may influence the Chinese courts to decide that the VIE contracts are not enforceable. In addition, the fact that the VIE structure was adopted as a measure to bypass restrictions on foreign ownership of certain Chinese businesses may influence government agencies to deny Hainan ZKGC certain benefits (such as conversion of Renminbi into foreign currency) or to impose on Hainan ZKGC certain burdens (such as denial of a tax deduction for payments by Hainan ZKGC to Zhongke WFOE.

●	The courts may determine that the VIE structure actually violates the restriction on foreign investment in the value-added telecommunications industry, and so find our VIE to be operating illegally, in which case Hainan ZKGC may be forced to terminate operations, which would likely result in a loss of the value of our Ordinary Shares..

●	If the enforceability of the VIE contracts became the subject of legal proceedings in China, ZKGC Cayman could incur substantial legal expenses in the effort to enforce its rights, with no assurance of ultimate success.

Please refer to “Risk Factors: Risks Related to our VIE Structure” for a detailed analysis of the uncertainties and challenges that use of the VIE structure poses for ZKGC Cayman.

As requested, the diagram on pages 1 and 28 has been edited to remove any suggestion that any subsidiary of ZKGC Cayman has an ownership or controlling interest in Hainan ZKGC.

6. We note your response to prior comment 7 and reissue in part. Please clarify the primary beneficiary of the VIE for accounting purposes.

Response to Comment 6

As requested, we have clarified the identify of the primary beneficiary of the VIE at page 30 in the following text:

These contracts promise that Zhongke WFOE will realize substantially all of the benefits and losses resulting from the business operations of the VIE, and will have control over the operations carried on in China. (A detailed summary of the terms of the VIE contracts may be found in the section titled “Our Corporate Structure” at page 28.) Section 810-10-25-43 of the Accounting Standards Codification characterizes the controlling entity in such a relationship as the “Principal Beneficiary” of the VIE, and the ASC requires that the Principal Beneficiary consolidate the balance sheet and financial results of the VIE in the financial statements of the Principal Beneficiary. Since ZKGC Cayman consolidates Zhongke WFOE, its wholly-owned subsidiary, in its financial statements, our consolidated financial statements reflect the consolidation of the VIE as well.

However, for reasons described in the section of this prospectus titled “Risk Factors: Risks Related to our VIE Structure”, Zhongke WFOE may not be able to exercise the control promised by the VIE contracts and we may not realize the benefits resulting from the business operations of the VIE. In the worst case, we may find that we are unable to consolidate the financial results of the VIE with the financial statements of ZKGC Cayman if the Chinese government or judicial system determine that the relationship we created between Zhongke WFOE and Hainan ZKGC violates Chinese law or policy, a determination that would likely eliminate Zhongke WFOE’s control over Hainan ZKGC and so terminate its status as Primary Beneficiary.

We have made a similar, albeit briefer, identification of the Primary Beneficiary in the second paragraph of Management’s Discussion at page 30.

7. We note your response to prior comment 8. Please describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Provide disclosure as to how it was determined that no permissions or approvals were necessary. If you relied on counsel you should identify counsel and file an exhibit. If you did not consult counsel, explain why counsel was not consulted.

Response to Comment 7

As requested, we have subdivided on page 4 the first paragraph under the heading Chinese Government Regulations That May Affect Us or our VIE, and have expanded the disclosure as follows:

Securities Offering and Listing. As of the date of this prospectus, it is our opinion, based on advice of our PRC counsel, that neither ZKGC Cayman nor its subsidiaries nor Hainan ZKGC, our VIE, are subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity in order for ZKGC Cayman to issue its ordinary shares and list them on a U.S. exchange, nor have they received or were denied such permissions by any PRC authorities. If our opinion is incorrect, however, or if applicable laws, regulations or interpretations of law change and we or our VIE become required to secure approval from one or more Chinese government agencies prior to an issuance of Ordinary Shares by ZKGC Cayman or prior to listing the Ordinary Shares for trading on a U.S. exchange, the implications for the success of our business plan could be significant. Our business plan contemplates that we will use our access to U.S. capital markets to secure the capital we will need in order to grow Hainan ZKGC into a leading participant in the Chinese market for charging stations. If the CSRC or the CAC or any other government entity were to restrict our ability to finance Hainan ZKGC from the proceeds of security sales in the U.S., we would be forced to either secure an alternative source of funds (which could result in significant dilution of our existing shareholders) or to severely reduce the pace of our growth (which could doom our efforts at competitive strength).

As requested, the issuer’s reliance on the opinion of ZhongLun W&D Law Firm has been disclosed in the first line and at the conclusion of the above discussion. ZhongLun’s opinion and consent have been filed as Exhibit 23.2.

8. We note your response to prior comment 9 and reissue in part. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please expand or revise related risk factors as appropriate.

Response to Comment 8

As requested, we have included a detailed description of the factors that may affect cash transfers within ZKGC Cayman by adding to the discussion of “Cash Flows” at page 3 the following:

Moreover, we do not expect that Hainan ZKGC will pay anything to Zhongke WFOE during the next several years, as Hainan ZKGC will require all of its cash reserves to fund its effort to become a leading participant in the market for charging stations. Investors in our Ordinary Shares, therefore, should not anticipate receiving dividends from ZKGC Cayman in the foreseeable future.

If and when the time comes that Hainan ZKGC has cash reserves in excess of its requirements, our ambition is that Hainan ZKGC would then settle its account due to Zhongke WFOE, which would then distribute funds through our Hong Kong subsidiary to ZKGC Cayman, which might then determine to pay dividends. A number of factors could at that time eliminate or limit the ability of the parties to transfer funds in this manner:

●	If the PRC tax authorities determine that the agreements between Zhongke WFOE and Hainan ZKGC violate Chinese laws and regulations, the transfer of funds by Hainan ZKGC could be prevented by government intervention.

●	If PRC tax authorities determine that the VIE agreements between Zhongke WFOE and Hainan ZKGC were not made on an arm’s length basis and result in an impermissible reduction in taxes under applicable PRC rules, a transfer pricing adjustment could result in a reduction of the expense deduction recorded by Hainan ZKGC, which would eliminate Hainan ZKGC’s tax deduction for payments to Zhongke WFOE, rendering the settlement of accounts between them extremely expensive.

●	Under the Enterprise Income Tax Law, a 10% withholding tax is applicable to most dividends paid by a resident enterprise to investors that are non-resident enterprises.

●	PRC regulations require that a foreign-owned enterprise fund a statutory reserve fund by setting aside at least 10% of its after tax profits until the amount of the fund reaches 50% of its registered capital. That reserve would necessarily reduce dividends payable.

●	The PRC government may continue to strengthen its capital controls, and more restrictions and vetting procedures may be introduced by SAFE for cross-border transactions. Any or all of these enhanced restrictions could limit the ability of Zhongke WFOE to transfer funds upstream.

For all of the aforesaid reasons, investors should not purchase our Ordinary Shares with any expectation of receiving dividend payments.

9. We note your response to prior comment 10 and reissue in full. The consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response to Comment 9

As requested, a condensed consolidating schedule has been provided at page 4.

10. We note your response to prior comment 11 and reissue in full. Please disclose in the prospectus summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Also delete the term “fully” from your disclosure.

Response to Comment 10

As requested, we have added the following disclosure to the Prospectus Summary at page 1:

Chinese Restrictions on PCAOB Inspections. Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), the Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to completely inspect or investigate registered public accounting firms headquartered in: (1) mainland China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, Michael T. Studer CPA, P.C., is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Nevertheless, any future determination by the PCAOB that it is unable to perform complete inspections and investigations of our auditor would likely result in the removal of ZKGC Cayman from any U.S. securities exchange or platform on which our Ordinary Shares might be listed and severely restrict or eliminate our access to the U.S. capital markets, as trading of our securities would, after three years (or two years, if pending legislation is adopted), be prohibited under the HFCAA.

We have also edited the similar disclosure on the prospectus cover page to change “able to fully conduct inspections” to “able to conduct complete inspections”.

The Offering, page 5

11. We note your response to prior comment 12. In your summary of risk factors, specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 11

As requested, we have modified the third through fifth bullet points on page 10 as follows:

●	We have created the VIE relationship between ZKGC Cayman and Hainan ZKGC in order to enable us to finance the expansion of Hainan ZKGC by means of the access that ZKGC Cayman may have to international investment. However, certain Chinese government agencies have adopted policies and given indications that they may adopt stricter policies limiting foreign investment in Chinese business operations. If these policies develop in such a way as to limit our ability to finance the growth of Hainan ZKGC with the proceeds of securities offerings conducted outside of China, the growth of that business may be stymied, and the value of our Ordinary Shares may be seriously diminished. See: Risk Factors – Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using monies invested in ZKGC Cayman to make loans or additional capital contributions to our PRC subsidiaries and making loans to Hainan ZKGC or its subsidiary, which could adversely affect our liquidity and our ability to fund and expand the business of Hainan ZKGC” at page 17.

●	Recently adopted regulations of the Cyberspace Administration of China or recently pronounced policies of the China Securities Regulatory Commission may in the future lead to restrictions on our ability to fund our VIE from the proceeds of securities offerings by ZKGC Cayman. Application of such policies to Hainan ZKGC could require that company to make significant revisions to its business plan in order to accommodate its reduced access to capital. If that revision were not successful, the business of Hainan ZKGC could fail, resulting in a loss of the value of our Ordinary Shares. See: “Risk Factors – Risks Related to Doing Business in China - Rules recently adopted by the Cyberspace Administration of China may restrict our ability to finance our VIE from the proceeds of securities offerings by ZKGC Cayman” at page 18 and “Increased regulation of offshore offerings by the CSRC could interfere with our ability to finance the operations of Hainan ZKGC from sales of securities issued by ZKGC Cayman” at page 13.

●	The Chinese government frequently intervenes in business affairs in China for the sake of new government policies. Some recent government interventions have had serious adverse effects on Chinese business enterprises, including several of the larger enterprises in China. Because principles of substantive due process are not honored in China, businesses affected by such government interventions have no recourse to any source of relief. There is a significant risk, therefore, that the government of China will suddenly adopt policies or regulations that prevent us from financing Hainan ZKGC in the manner we have planned or that prevent Hainan ZKGC from implementing its business plan in the manner contemplated. See: “Risk Factors – Risks Related to Doing Business in China - PRC laws and regulations governing our current business operations are sometimes vague and subject to interpretation. Moreover, the PRC has recently adopted regulatory policies regarding the conduct of business in the PRC that have had sudden adverse effects on business operations. Any changes in PRC laws and regulations or in their interpretation may have a material and adverse effect on our business at page 19.

Although the audit report included in this prospectus..., page 14

12. We note your revisions in response to prior comment 14. Please delete the term “fully” from the last paragraph of this risk factor.

Response to Comment 12

As requested, we have removed the word “fully” from the last paragraph of this risk factor at page 14.

Neither the Government of the PRC nor the Chinese legal system..., page 16

13. While we note your revisions in response to prior comment 13, please revise your risk factors to state explicitly that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response to Comment 13

As requested, we have modified the two middle paragraphs of this Risk Factor at Page 14 to read as follows:

One significant risk of this structure is that the Chinese government has never expressly acknowledged it as a way to legally navigate the country’s investment restrictions.  The Chinese government could determine at any time and without notice that the underlying contractual arrangements on which our control of Hainan ZKGC is based do not comply with PRC regulations, or PRC regulations could change or be interpreted differently in the future so as to render our VIE agreements unenforceable.  Any such determination from the Chinese government would cancel our legal entitlement to control the operations of Hainan ZKGC. Because our right to consolidate the financial results of Hainan ZKGC in our financial reports depends on our contractual control over Hainan ZKGC, the elimination of that control would force us to deconsolidate, leaving ZKGC Cayman with no reportable operating results and limited equity. In that event, it would be likely that all or most of the value of your investment in ZKGC Cayman would be eliminated.

All or most of the value of an investment in ZKGC Cayman depends on the enforceability of the VIE Agreements between Zhongke WFOE and Hainan ZKGC. A breach of any of the VIE Agreements between Zhongke WFOE and Hainan ZKGC (or its officers, directors, or Chinese equity owners) will be subject to Chinese law and jurisdiction.  We cannot assume that the Chinese legal system would enforce the VIE Agreements. If judicial or regulatory determinations are made in China that contractual relationships such as ours with our VIE are unenforceable under Chinese law, we would be unable to assert contractual control over Hainan ZKGC and/or, perhaps, Zhongke WFOE, the entities that carry on all of the operations described in this prospectus. In that event, it will be likely that the value of any Ordinary Shares of ZKGC Cayman that you may own will significantly diminish or be eliminated.

We are a foreign private issuer..., page 17

14. We note your response to prior comment 18. Please expand to clarify what home country corporate governance practices are available to you and the related risks to investors.

Response to Comment 14

In this risk factor at page 14, we have added a description of several significant differences between Cayman and U.S. corporate governance practices and have referred the readers to the section of the prospectus where a broader discussion of the differences is set forth, thus:

For example, shareholders of Cayman Islands exempted companies such as ZKGC Cayman have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. In addition, Cayman Islands does not require us to comply with the following corporate governance listing standards of both the NYSE and NASDAQ: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE and NASDAQ corporate governance listing standards applicable to U.S. domestic issuers.

For a discussion of other significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Property, page 33

15. Given the nature of your property as disclosed in response to prior comment 23, please revise to clarify where your products are assembled, as mentioned in your response to prior comment 21. We note that your response characterizes your properties as either dormitories or executive offices.

Response to Comment 15

As requested, we have revised the disclosure regarding “Property” to clarify that no property is required for assembly, as follows:

At the present time, all of the charging stations are assembled at their final location. The vendors deliver the component parts to that location and the staff of Hainan ZKGC assembles them onsite; then the utility company installs the heavy-duty transformer. Because Hainan ZKGC requires no manufacturing or assembly location, its management believes that the facilities under lease, being offices and dormitories, are adequate for present operations. However, as Hainan ZKGC grows, additional facilities will be required.

Principal Shareholders, page 36

16. We note your response to prior comment 24. The beneficial owner listed on page 36 is Zhuowei Zhang. The selling shareholder listed on page 37 is Zhuowei Zhong. Please revise or advice.

Response to Comment 16

As requested, the misspelling of Mr. Zhong’s name in the Table of Principal Shareholders has been corrected at page 45.

Consolidated Financial Statements, page F-1

17. Please provide updated interim financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

Response to Comment 17

As requested, financial statements and related disclosures for the six month period ended November 30, 2021 are included in the Amendment at page F-24.

General

18. We note the removal of the calculation of the registration fee on the cover page. Please file the filing fee table as an exhibit. See Item 601(b)(107) of Regulation S-K.

Response to Comment 18

As requested, the filing fee table has been filed as Exhibit 107.

Respectfully submitted,

/s/ Liao Jinqi
Liao Jinqi
Chief Executive Officer